Exhibit 99.2

Third Quarter 2019 Earnings Presentation 19 November 2019 sundanceenergy.net

Disclaimers Important Notice and Disclaimer IMPORTANT: You are advised to read the following carefully before making any use of the information contained in this presentation. Except as required by law, no representation or warranty, express or implied, is made by Sundance or any of the Sundance Related Persons, as to the currency, fairness, accuracy, completeness, reliability or correctness of the information contained in this presentation, or as to the reasonableness of any assumption upon which information contained in this presentation is based. Statements made in this presentation are made only at the date of the presentation. The information in this presentation remains subject to change without notice. Summary information This presentation has been prepared by Sundance Energy Australia Limited ACN 112 202 883 (Sundance or the Company) and contains summary information about the current activities of Sundance and its subsidiaries as at the date of this presentation. The information in this presentation is of a general nature and does not purport to be complete. This presentation does not purport to contain all of the information that an investor should consider when making an investment decision nor does it contain all of the information which would be required in a product disclosure statement or prospectus prepared in accordance with the requirements of the Corporations Act 2001(Cth) (Corporations Act). This presentation should be read in conjunction with the periodic and continuous disclosure announcements made by Sundance which are available at www.asx.com.au. Not financial or product advice This presentation is for information purposes only and is not a prospectus, disclosure document, product disclosure statement or other offering document under Australian law or under any other law. This presentation is not financial product advice or investment advice and has been prepared without taking into account the objectives, financial situation and particular needs of individuals. Before making an investment decision, prospective investors should consider the appropriateness of the information having regard to their own objectives, financial situation and needs and seek appropriate advice, including financial, legal and taxation advice appropriate to their jurisdiction. Financial information All dollar values contained in this document are expressed in U.S. dollars unless otherwise stated. Totals may vary slightly due to rounding. Investors should also note that Sundance’s results are reported under Australian International Financial Reporting Standards (IFRS). Investors should be aware that certain financial data included in this presentation, including EBITDA, EBIT, EPS, gearing, net debt, UNPAT cash conversion, interest cover ratio and measures described as “normalised”, are “non-IFRS financial information” under Regulatory Guide 230 (Disclosing non-IFRS financial information) published by the Australian Securities and Investments Commission (ASIC) and also ‘non-GAAP financial measures’ within the meaning of Regulation G under the U.S. Securities Exchange Act of 1934, as amended. The non-IFRS financial information/non-GAAP financial measures do not have a standardised meaning prescribed by IFRS or U.S. GAAP and therefore may not be comparable to similarly titled measures presented by other entities, nor should it be construed as an alternative to other financial measures determined in accordance with IFRS or U.S. GAAP. Investors are cautioned, therefore, not to place undue reliance on any non-IFRS financial measures/non-GAAP financial measures included in this presentation. Investment risk An investment in Sundance shares is subject to investment and other known and unknown risks, some of which are beyond the control of Sundance, including possible loss of income and principal invested. Sundance does not guarantee any particular rate of return or the performance of Sundance, nor does it guarantee the repayment of capital from Sundance or any particular tax treatment. In considering an investment in Sundance shares, investors should have regard to (amongst other things) the “Key Risks” section in this presentation when making their investment decision.

Disclaimers Industry data Certain market and industry data used in connection with this presentation, including in relation to other companies in Sundance’s peer group, may have been obtained from public filings, research, surveys or studies conducted by third parties, including industry or general publications and other publicly available information. Neither Sundance nor any of its subsidiaries or any of the respective directors, officers, employees, representatives, agents or advisers of Sundance or its subsidiaries (Sundance Related Persons) has independently verified any such market or industry data provided by third parties or industry or general publications. Past performance Past performance is no guarantee of future performance. Past performance given in this presentation is given for illustrative purposes only and should not be relied upon as (and is not) an indication of the Company’s views on its future financial performance or condition. Forward-looking statements The presentation includes certain forward-looking statements. Such forward-looking statements include statements relating to Sundance’s strategies and plans and any indication of, and guidance on, future events, future earnings and future financial performance. Forward-looking statements can generally be identified by the use of words such as “expect”, “anticipate”, “likely”, “intend”, “should”, “could”, “may”, “predict”, “plan”, “propose”, “will”, “believe”, “forecast”, “estimate”, “target”, “outlook”, “guidance” or similar expressions. The forward-looking statements in this presentation speak only as at the date of this presentation. Subject to any continuing obligations under applicable law or any relevant ASX listing rules, Sundance disclaims any obligation or undertaking to provide any updates or revisions to any forward-looking statements in this presentation. Any such forward-looking statements involve subjective judgment and analysis and are subject to significant uncertainties, risks and contingencies and other factors, including the risks described in this presentation under “Key risks”. Such risks may be outside the control of and/or may be unknown to Sundance and the Sundance Related Persons. Any forward-looking statements included in this presentation, including projections, guidance on future revenues, earnings and estimates, and the future performance of Sundance post Acquisition, are provided as a general guide only. Forward-looking statements are based on assumptions and contingencies which are subject to change without notice. Neither Sundance nor any Sundance Related Person gives any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this presentation will actually occur. Actual results, performance or achievement may vary materially from any projections and forward-looking statements and the assumptions on which those statements are based. Not an offer This presentation is for information purposes only and is not a prospectus, product disclosure statement or other disclosure or offering document under Australian law or any other law. This presentation has not been, nor will it be, lodged with the Australia Securities & Investments Commission. Each recipient of this presentation should make its own enquiries and investigations regarding all information included in this presentation including the assumptions, uncertainties and contingencies which may affect Sundance’s future operations and the values and the impact that future outcomes may have on Sundance.

Disclaimers Proved Reserves Ryder Scott Company, L.P. (Ryder Scott) has prepared an independent estimate of the proved reserves, future production and income attributable to Sundance Energy’s leasehold interests in the Eagle Ford shale play in the State of Texas, USA as of 1 January 2019. The Company’s reserves at 31 December 2018 were announced and filed with the ASX on 11 and 15 March 2019 The volumes classified as reserves in the Ryder Scott report have been assigned to both oil, NGL and gas reserves and represent 100% of the total net proved liquid hydrocarbon and gas reserves of the Assets at the report date (including producing, non-producing and undeveloped). The reserves estimate were prepared in accordance with the classification and reporting requirements of in accordance with SEC guidelines and definitions. The reserves estimates were calculated using a deterministic methodology. Ryder Scott utilized proprietary data relating to existing production and lease operating costs from the current Asset wells to forecast a future production stream and associated cash flows based on the economic interest of the Company, and the U.S. Securities and Exchange Commission’s 12-month average pricing rules, calculated as the unweighted arithmetic mean of spot prices on the first day of the preceding 12 months. This methodology resulted in a WTI Cushing average benchmark oil price of $65.56/bbl, a Henry Hub average benchmark gas price of $3.10/mmbtu, realized NGL pricing of ~43% of WTI Cushing average benchmark price. Lease operating expense estimates comprising a fixed and variable component based on historic operating expense reports. The reference point for the volumes produced is at the wellhead. Qualified Resource Evaluator's Statement The information in this presentation that relate to petroleum reserves in Eagle Ford leasehold interests held by Sundance is based on, and fairly and accurately represents, in the form and content in which is appears, information and supporting documentation prepared by, or under the supervision of, Mr. Stephen E Gardner, qualified petroleum reserves and resources evaluator. Mr. Gardner is a member of the Society of Petroleum Engineers and the Society of Petroleum Evaluation Engineers, currently serving in the latter organization's Denver Chapter as Chairman. Mr. Gardner has sufficient experience that is relevant to the evaluation to the evaluation and estimation of petroleum reserves to qualify as a Qualified Reserves and Resources Evaluator as defined in the Australian Securities Exchange Listing Rules. Mr. Gardner is not an employee of Sundance or a related party but an employee of Ryder Scott Company, L.P. Mr. Gardner has consented to the inclusion of Ryder Scott’s reserve evaluations effective 1 January 2019 in the form and content in which they appear. The Company’s reserves at 31 December 2018 were announced and filed with the ASX on 11 and 15 March 2019.

A Leading Pure Play Eagle Ford Producer

Free Cash Flow Generation Expected in Fourth Quarter 2019

- 20 wells turned to sales year to date[5], including 12 in 3Q19 and two in 4Q19
- 2019 Live Oak wells continue track record of material type curve outperformance
- 3Q19 average daily oil sales volumes of 8,677 bopd was at top end of public guidance
- Cash Operating Costs[6] per Boe are 24% lower than 3Q18 and 8% lower than 2Q19
- Robust hedge book protects ~8,000 bopd (90% of forecast production) at ~$60/bbl floor for remainder of 2019; 2020 crude hedges protects 4,619 bopd at ~$56/bbl floor

Strong Balance Sheet and Robust Liquidity

- Available liquidity of $59 MM pro forma for $17.8MM of initial Dimmit proceeds[4]
- Sundance has reached peak forecast net debt and has no debt maturities until 4Q 2022
- Levered at 2.5x Debt-to-Consensus 2019 EBITDA, with strategic focus on deleveraging in 2020 through EBITDA growth and debt paydown

High Quality Asset Base Enables Growth Even at Lower Oil Prices

- Deep inventory of well locations with full-cycle break even costs of ~$30.00/boe allows Sundance to deliver production and EBITDA growth under various oil price scenarios
- 41,832 net acres primarily in the Eagle Ford's Oil and Volatile Oil Window[5]
- 415 undrilled Eagle Ford locations represent 20+ years drilling inventory[3]
- 93.2mmboe of 1P SEC reserves representing $1,110 MM in PV-10 value[2]

ASX Symbol:	SEA
Nasdaq Symbol:	SNDE
Market Cap[1]:	$78 MM
Enterprise Value[1]:	$441 MM
12/31/18 1P PV-10 Value[2]	$1,110 MM
Proved Reserves[2]:	93.2 mmboe
PDP Reserves Value[2]:	$483 MM
Net Acreage:	41,832

Product	3Q19 Sales	1H19 Sales
Oil (bbls)	798,256	1,467,525
Gas (mcf)	1,537,676	2,960,551
NGLs (bbls)	196,609	410,958
Total (boe)	1,251,144	2,371,909
Boe/d	13,599	13,104
3Q19 % Crude Oil:		64%
Debt to Consensus 2019 EBITDA:		2.5x

(1) Enterprise Value is Market Capitalization as at 14 November 2019 plus $363MM Net Debt as of 30 September 2019.
(2) As prepared by Ryder Scott at 31 December 2018 based on SEC-based pricing. The Company's YE18 reserves were announced and filed with the ASX on 11 and 15 March 2019. Dimmit accounted for 2.8 MBOE proved reserves and 1P PV10 of $45.7 MM as of YE18.
(3) Represents total Tier 1 locations divided by 18 wells per year drilling cadence.
(4) Liquidity is cash plus available borrowing capacity as of 30 September 2019. Remaining Dimmit proceeds anticipated at end of 120-day post closing period.
(5) Excludes Dimmit assets, including two well Red Ranch 18H & 19H pad.
(6) Cash Operating Costs is a Non-IFRS measure comprising LOE (including WOE), GP&T (excluding min revenue shortfall fees), production taxes and G&A, excluding share-based compensation and transaction related expenses.

5

Final Shareholder & Court Approvals for Redomicilation Received Sundance received Shareholder, regulatory and court approval to redomicile to US and move to Nasdaq listing Management believes that a redomiciliation could have the following benefits: Establishing the Sundance parent company in the U.S. would more appropriately align with Sundance’s corporate structure (as substantially all of the Company’s assets and management are in US) A redomiciliation would move Sundance’s primary listing to Nasdaq, and, as such, could drive improved trading liquidity and valuation, which Sundance believes may bring it in-line with current valuations for its US based Eagle Ford peers The US market is generally viewed as much broader, deeper and more liquid than the Australian market Specific to unconventional oil and gas, the US market is viewed as being better informed regarding unconventional E&P companies due to the greater number of market participants and investors, and tends to more fully value such companies as a result Establishing the Sundance parent company in the US would simplify any potential future merger, acquisition and sales transactions from a structuring perspective, and may increase attractiveness to potential transactional partners. Important Dates: Event Date Trading of ASX Share Frozen, ADRs continue trading 14 November 2019 Share Sale Facility Election for eligible Sundance shareholders who wish to participate in the Share Sale Facility. 5:00 pm (Melbourne time) on 19 November 2019 Scheme Record Date for determining entitlement to the Scheme consideration 7:00 pm (Sydney time) on 19 November 2019 Implementation Date for issuance of HoldCo shares to Scheme shareholders 26 November 2019 Nasdaq trading of HoldCo shares to commence Promptly following the Implementation Date Share Sale Facility Proceeds distributed to those Scheme shareholders who participate in the Share Sale Facility The sale and distribution may require several months

Third Quarter 2019 Operational & Financial Results Third Quarter 2019 Operational Results 3Q19 average net sales volumes of 13,599 boe/d represent a ~22% year-over-year increase 3Q19 average daily oil volumes of 8,677 bo/d represented 64% of total sales by volume 12 Live Oak county wells turned to sales in 3Q19 Exited quarter with two DUCs of >12,500’ lateral length, both of which have subsequently IP’d Continued to drive down per unit cash operating costs(1), outperforming guidance by $2.17 per boe and improving ~24% y-o-y and ~8% as compared to 2Q19 Third Quarter 2019 Financial Results Revenue of $51.1MM, a ~5% year-over-year decrease compared to 3Q18 due to lower commodity prices Net Income of $13.4MM as compared to $(19.3)MM in 3Q18 and a ~33% margin. Adjusted EBITDAX(2) of $35.8MM, an ~18% increase compared to 3Q18 and ~67% Adjusted EBITDAX margin Average 3Q19 realized prices excluding hedges were $57.23 per barrel of oil, $1.84 per mmbtu of gas, and $13.18 per barrel of NGLs. On a blended basis, average realized price excluding hedges was $40.84 per Boe. Average 3Q19 prices received including the impact of hedges were $58.86 per barrel of oil and $42.44 per Boe Cash Operating Costs is a Non-IFRS measure comprising LOE (including WOE), GP&T (excluding min revenue shortfall fees), production taxes and G&A, excluding share-based compensation and transaction related expenses. Adjusted EBITDAX and Adjusted EBITDAX margin are Non-IFRS measures, please see reconciliation to net income (loss) attributable to owners of Sundance at the end of this presentation. 0 2,000 4,000 6,000 8,000 10,000 12,000 14,000 Q1 2018 Q2 2018 Q3 2018 Q4 2018 Q1 2019 Q2 2019 Q3 2019 $0 $10,000 $20,000 $30,000 $40,000 $50,000 $60,000 Revenue (US$000s) Boe/d 47% 36% 56% 83% 66% 64% 70% 25.0% 35.0% 45.0% 55.0% 65.0% 75.0% 85.0% 95.0% - 5,000 10,000 15,000 20,000 25,000 30,000 35,000 40,000 45,000 50,000 Q1 2018 Q2 2018 Q3 2018 Q4 2018 Q1 2019 Q2 2019 Q3 2019 Adjusted EBITDAX Adjusted EBITDAX Margin (%)

Ongoing Focus on Reducing Operating Costs ~40% Reduction in Total Cash Operating Costs(1) Per Boe Since Close of Pioneer Transaction Ongoing operating cost reduction initiatives drives incremental operating margin and long-term value creation Additional cost-saving opportunities have been identified, with initiatives to address them underway ~40% Reduction Cash Operating Costs is a Non-IFRS measure comprising LOE (including WOE), GP&T (excluding min revenue shortfall fees), production taxes and G&A, excluding share-based compensation and transaction related expenses. Cash G&A is G&A less share based compensation and transaction related G&A. GP&T excludes any shortfall payments under the Company’s midstream agreements. 4Q18 Cash Operating Costs include certain adjusting entries that relate to prior 2018 quarter periods. Sundance has significantly reduced LOE and G&A on a per unit basis in the past year Historical Per Unit Cost By Quarter(2) $22.99 $18.14 $15.39 $17.90 $15.00 $13.83 $12.29 $9.04 $7.89 $9.15 $6.57 $6.01 $1.19 $1.94 $2.57 $2.55 $2.95 $2.67 $2.67 $3.33 $2.13 $2.83 $2.46 $2.27 $6.84 $3.82 $2.79 $3.37 $3.03 $2.88 $- $5.00 $10.00 $15.00 $20.00 $25.00 Q2 2018 Q3 2018 Q4 2018 Q1 2019 Q2 2019 Q3 2019 LOE (including WOE)/BOE GP&T/BOE Production Taxes/BOE Cash G&A/BOE

Summary Fourth Quarter and Full Year 2019 Guidance(1) As per internal Company estimates at 31 October 2019. All figures are represented on a non-IFRS (ie cash) basis. “GP&T” refers to Gathering, Processing and Transportation fees incurred in moving hydrocarbons to market. 2019 Plan Is To Operate Within Cash Flow to Deliver Production and Cash Flow Growth While Deleveraging Revised full year average sales volumes estimate reflects capacity constraints related to the second phase expansion of the CGP-41 gas processing facility, which is expected to be finalized during the fourth quarter Second half capital spending guidance remains $60 to 65 million, 4Q19 capital spending is anticipated to be $20 million Fourth quarter oil cut is anticipated to be 65% by sales volumes LOE guidance is shown inclusive of workover expenses The two well Washburn Ranch pad in La Salle county which were drilled in the fourth quarter will be DUCs at year end 2019. Fourth Quarter 2019 Full Year 2019 Average Sales Volumes (boe/d): 13,500 - 14,000 13,300 - 13,500 Net Wells Spudded: 2.0 18.0 Net IP Wells: 2.0 22.0 LOE per boe: $7.00 $7.50 - 8.50 GP&T (2) per boe: $3.25 $2.80 - 3.00 Production Taxes per boe: $2.35 $2.50 - 2.70 G&A per boe: $3.00 $3.00 - 3.50 `

Capitalization Table and Available Liquidity Strong balance sheet and significant liquidity, with no debt maturities until 4th Quarter of 2022 Sufficient Available Liquidity to Fund Development Through Free Cash Flow Strong organic cash flow plus available cash and short term liquidity sufficient to allow Sundance to reach free cash flow in fourth quarter of 2019 $170mm borrowing base availability as of Spring 2019, with $115mm currently drawn and a $16.4mm letter of credit outstanding Dimmit proceeds received to date provided incremental liquidity As at 30 September 2019. Cash and Equivalents includes undrawn availability under RBL facility, including impact of $16.4mm Letter of Credit. Represents consensus analyst EBITDA and Interest expense for 4Q19. Relies upon Internal Estimates as of 18 November 2019 for Interest. Available 2019 Liquidity(1) As of 30 September 2019 Cash and Available Short Term Liquidity $41mm Remaining Consensus 2019 EBITDA(2) $38mm Dimmit Proceeds Received At Close (Oct 1st) $18mm Remaining 2019 Interest Expense(2) $(9)mm Remaining 2019 Cash Flow(2) $47mm Total Remaining 2019 Liquidity (Excludes Dimmit Proceeds) $88mm Capitalization Table As of 30 September 2019 Cash $2mm Senior Credit Facility (RBL, Due Oct 2022)(1) $115mm Second Lien Term Loan (Due Apr 2023) $250mm Total Debt Outstanding $365mm Total Net Debt Outstanding $363mm

Corporate Debt Overview Reserve Based Loan Amount: $170.0 MM availability; $115 MM drawn(1) Redetermination: Bi-annually Coupon: Floating, Libor + 225-325 bps depending on utilization(2) Term: 4.5 years Maturity: October 2022 Covenants: Current Ratio > 1.0x; Total Debt to EBITDAX < 4.0x; Interest Coverage Ratio > 2.0x Arranger: Natixis Syndicate: 7 bank syndicate Second Lien Term Loan Amount: $250 MM Coupon: Floating, Libor + 800bps Term: 5 years Maturity: April 2023 Covenants: Interest Coverage Ratio > 1.5x; Total Proved PV9 to Total Debt > 1.5x Arranger: Morgan Stanley Syndicate: 4 direct energy lending funds As of 30 September 2019 As Sundance utilizes a greater percentage of the capital available for drawdown under its revolver (excluding LC utilization), the margin above the Base Rate increases based on the utilization rate as per the above chart. A Note On Reserve Based Loans Reserve Based Loans effectively function as revolvers. “Availability” represents amount of debt currently able to be drawn. Higher availability represents additional liquidity, not outstanding debt. Sundance has $115 MM drawn on its RBL with $55.0 MM remaining liquidity under the facility at 30 June 2019, excluding the impact of the $16.4 MM Letter of Credit outstanding which reduces availability(1). RBL Margin At Various Borrowing Base Utilization Ranges <25% ? 25% and <50% ? 50% and <70% ?75 % and <90% <90% 2.25% 2.50% 2.75% 3.00% 3.25%

Debt Maturity and Service Schedule No debt maturities until 4th Quarter of 2022 Assuming consensus 2019 EBITDA run flat forward (and ignoring anticipated future growth), Sundance has sufficient cash flow to service current debt levels as shown by elevated Debt Service Coverage Ratio Excludes impact of potential additional Cash Flow growth or anticipated debt pay downs Cash flow is more than adequate to service Sundance’s peak debt through maturity Significant Cash Flow Available for Debt Service(1) Excellent Asset Coverage(1) Ample Cash Flow Available for Debt Service Per Ryder Scott YE 2018 Reserve Report. 2022 RBL maturity amount represents drawn amount as of 30 September 2019. Asset Coverage Ratio Net Debt $363mm 1P PV-10 $1,110mm 1P Asset Coverage Ratio 3.1x PDP PV-10 $483mm 1P Asset Coverage Ratio 1.3x $35 $35 $35 $35 $35 $0 $0 $0 $115 $250 4.3x 4.3x 4.3x 1.0x 0.5x 0.0x 0.5x 1.0x 1.5x 2.0x 2.5x 3.0x 3.5x 4.0x 4.5x $- $50 $100 $150 $200 $250 $300 2019 2020 2021 2022 2023 Debt Service Debt Maturity Implied DSCR

Closed Sale of Dimmit County Asset Closed sale of all Dimmit County, $17.8mm proceeds received to date Dimmit Transaction Overview Sale to Bayshore Energy TX LLC closed on 1 October 2019 $17.8mm proceeds received to date; remaining proceeds anticipated at the end of the 120-day post-close period Sale of all remaining Dimmit County assets 19 gross PDP wells ~6,100 net acres Assets contributed 1,063 boepd in 3Q19 average daily sales volumes Important Considerations No impact to borrowing base facility Spring borrowing base redetermination excluded all Dimmit reserves in calculation of ~40% borrowing base increase

Assets Deliver Attractive Returns At Lower Oil Prices Based on Company’s 2019 drilling program cadence of 18 wells per annum. Over 20 Years of Oil Rich Eagle Ford Drilling Inventory (1) Drilling Inventory By Location Disposition of Dimmit assets leaves Sundance with a high-graded asset portfolio of oilier, more economic locations Remaining asset base represents over 20 years of oil rich drilling inventory Area Atascosa La Salle Live Oak McMullen 21 McMullen 32 McMullen Total Formation EGFD EGFD EGFD EGFD EGFD EGFD Locations 27 82 84 32 6 184 415

Year to Date 2019 Development – Quarterhorse Acreage

Newly Acquired ("Quarterhorse") Acreage Development Detail

- 18 wells drilled, completed and brought online YTD
- Recently turned the XRL Justin Tom 2-well pad to sales
- Completed drilling the 2-well Washburn Ranch pad in La Salle Co. and laid down rig for remainder of 2019
- Well results to date continue to exceed production expectations
- Well costs to date in line with capital projections


Atascosa
AREA 41
Live Oak
McMullen
AREA 21
La Salle
AREA 11
McMullen
La Salle
AREA 11
6

5 Justin Tom Two Well Pad
Justin Tom 08H & 09H

6 Washburn Ranch Two Well Pad
Washburn Ranch 65H & 66H


Atascosa
Area 41
5
2
3
1
4
Live Oak

1 Roy Esse Four Well Pad
15H, 16H 17H & 18H

2 Georgia Buck Four Well Pad
01H, 02H, 03H & 10H

3 HT Chapman Four Well Pad
11H, 12H, 13H & 14H

4 Harlan Bethune Four Well Pad
15H, 16H 17H & 18H

15

Year to Date 2019 Development – Legacy Acreage Atascosa McMullen La Salle McMullen AREA 41 AREA 11 AREA 21 Legacy Acreage Development Detail 2 wells drilled, completed and brought online Excludes 2 well Red Ranch 18H & 19H pad included in the Dimmit divestiture Bracken well costs in line with capital projections 1 Bracken Two Well Pad 23HU & 22H 1

Robust 2019 Initial Production Results Support Growth Plan

2019 Operations Support Continued Production Growth

- Excellent 2019 well results year to date support Sundance's production and EBITDA growth targets
- 2019 IP rates reflect revised choke strategy intended to increase EUR and overall well economics but impacts initial production
- 20 wells placed online YTD 2019(1), including the extended reach Justin Toms pad turned to sales in 4Q19

Well Name	County	Spud Date	IP Date	Lateral Length	Peak 24-Hr IP	30-Day Avg *(boepd)*	30-Day / 1,000' ft	60-Day Avg *(boepd)*	60-Day / 1,000' ft	% Oil
Bracken 22H	McMullen	24-Jan-19	2-Apr-19	5,737	1,690	1,053	184	964	168	76%
Bracken 23H	McMullen	22-Jan-19	2-Apr-19	6,664	1,397	856	129	824	124	76%
Roy Esse 15H	Live Oak	1-Dec-18	5-May-19	4,756	1,222	864	182	848	178	72%
Roy Esse 16H	Live Oak	28-Nov-18	5-May-19	4,823	1,371	988	205	912	189	75%
Roy Esse 17H	Live Oak	26-Nov-18	5-May-19	4,691	1,077	785	167	743	158	76%
Roy Esse 18H	Live Oak	24-Nov-18	5-May-19	4,656	1,099	805	173	753	162	73%
Georgia Buck 01H	Live Oak	21-Feb-19	24-Jul-19	3,791	1,817	921	243	854	225	86%
Georgia Buck 02H	Live Oak	23-Feb-19	24-Jul-19	3,814	1,079	802	210	709	186	85%
Georgia Buck 03H	Live Oak	25-Feb-19	24-Jul-19	3,792	1,133	792	209	669	176	83%
Georgia Buck 10H	Live Oak	26-Feb-19	24-Jul-19	3,917	1,359	880	225	856	219	85%
HT Chapman 11H	Live Oak	16-Apr-19	16-Aug-19	5,287	850	530	100	520	98	79%
HT Chapman 12H	Live Oak	14-Apr-19	16-Aug-19	5,943	927	566	95	511	86	74%
HT Chapman 13H	Live Oak	12-Apr-19	16-Aug-19	5,894	1,148	805	137	768	130	76%
HT Chapman 14H	Live Oak	10-Apr-19	17-Aug-19	5,763	1,271	910	158	817	142	76%
H Harlan Bethune 15H	Live Oak	31-May-19	28-Aug-19	5,220	2,059	1,372	263	1,104	211	75%
H Harlan Bethune 16H	Live Oak	2-Jun-19	28-Aug-19	5,180	1,862	1,382	267	1,143	221	77%
H Harlan Bethune 17H	Live Oak	4-Jun-19	28-Aug-19	5,240	1,578	1,205	230	985	188	77%
H Harlan Bethune 18H	Live Oak	6-Jun-19	28-Aug-19	5,280	1,624	1,237	234	1,090	206	76%
Justin Tom 08H	Atascosa	30-Jul-19	5-Nov-19	12,715	-	-	-	-	-	-
Justin Tom 09H	Atascosa	25-Jul-19	5-Nov-19	12,955	-	-	-	-	-	-

(1) Excludes the Red Ranch 18H & 19H wells included in the Dimmit divestiture

(2) Oil cut presented on a two-stream basis.

- 17 -

2018 Wells Continue to Demonstrate Superior Results

2018 Wells Continue to Outperform on Cumulative Production Basis

- 2018 wells materially outperformed type curve expectations on an initial production basis
- Wells on Pioneer acquisition ("Quarterhorse") acreage continue their outperformance on a cumulative production basis

Well Name	County	Spud Date	Frac Start Date	IP Date	Lateral Length	30-Day IP (boe/d)	60-Day IP (boe/d)	Cum Prod (boe)	% Cum Oil
Paloma Ranch 7H	McMullen	18-Jan-18	17-May-18	6-Jun-18	7,690	1,124	918	123,172	63%
Peeler Ranch 8HC	Atascosa	1-Mar-18	28-May-18	28-Jun-18	5,806	446	373	70,853	91%
Peeler Ranch 9HC	Atascosa	24-Mar-18	28-May-18	28-Jun-18	5,581	466	408	57,494	91%
Harlan Bethune 25H	Live Oak	7-May-18	24-Jul-18	14-Aug-18	4,779	1,063	1,054	150,729	73%
Harlan Bethune 26H	Live Oak	11-May-18	22-Jul-18	14-Aug-18	4,073	1,198	1,033	147,597	76%
Harlan Bethune 27H	Live Oak	13-May-18	22-Jul-18	14-Aug-18	3,314	1,156	880	110,912	73%
Allen MCM 1HA	McMullen	21-Apr-18	6-Jul-18	15-Aug-18	8,001	1,217	1,078	165,688	67%
Allen MCM 2HA	McMullen	13-May-18	6-Jul-18	15-Aug-18	8,219	1,074	946	146,328	66%
Harlan Bethune 34H	Live Oak	25-Jun-18	3-Aug-18	19-Aug-18	3,528	1,691	1,545	223,146	78%
Harlan Bethune 35H	Live Oak	22-Jun-18	3-Aug-18	19-Aug-18	3,702	1,738	1,570	198,886	78%
Justin Tom 05H	Atascosa	17-Jun-18	12-Aug-18	3-Sep-18	6,293	1,253	1,062	208,879	91%
Justin Tom 06H	Atascosa	14-Jun-18	12-Aug-18	3-Sep-18	6,360	1,011	855	161,245	90%
Idylwood 04H	Live Oak	10-Aug-18	28-Sep-18	17-Oct-18	6,549	1,021	1,054	249,335	74%
Idylwood 05H	Live Oak	7-Aug-18	28-Sep-18	17-Oct-18	5,715	1,171	1,129	219,831	74%
James Keith Esse 06H	Live Oak	23-Jul-18	12-Oct-18	13-Nov-18	5,576	1,212	1,219	169,272	76%
James Keith Esse 07H	Live Oak	25-Jul-18	12-Oct-18	13-Nov-18	5,544	923	963	133,755	75%
James Keith Esse 08H	Live Oak	27-Jul-18	12-Oct-18	13-Nov-18	5,702	1,119	1,147	162,146	74%
James Keith Esse 09H	Live Oak	29-Jul-18	12-Oct-18	14-Nov-18	5,570	1,333	1,291	184,948	76%
Hoskins 20H	McMullen	25-Sep-18	8-Nov-18	3-Dec-18	7,266	561	462	73,953	65%
Hoskins 21H	McMullen	27-Sep-18	8-Nov-18	2-Dec-18	7,116	909	893	133,136	62%
Harlan Bethune 22H	Live Oak	17-Sep-18	27-Nov-18	16-Dec-18	5,301	618	743	120,800	74%
Harlan Bethune 23H	Live Oak	21-Sep-18	27-Nov-18	16-Dec-18	5,621	1,330	1,124	168,408	74%
Harlan Bethune 24H	Live Oak	25-Sep-18	27-Nov-18	16-Dec-18	5,737	503	663	128,281	71%

(1) Excludes the Red Ranch 18H & 19H wells included in the Dimmit divestiture

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2018 Live Oak County Initial Well Performance (1) vs Type Curve(2) Note: Cum Oil Type Curve is normalized to well Lateral Length Well results shown as of 11 November 2019. Ryder Scott Type Curve at 31 December 2018.. Harlan Bethune Area Live Oak RSC119 TC RSC119 TC 2018 Area 41 Live Oak wells, on average, are performing at 129% of RSC type curve at 240 days

2019 Live Oak County Initial Well Performance (1) vs Type Curve(2) 2019 Area 41 Live Oak wells, on average, are performing at 122% of RSC type curve at 60 days Note: Cum Oil Type Curve is normalized to well Lateral Length Well results shown as of 11 November 2019. Ryder Scott Type Curve at 31 December 2018. Harlan Bethune Area Live Oak RSC119 TC RSC119 TC

2018 Atascosa County Initial Well Performance (1) vs Type Curve(2) 2018 Area 41 Atascosa County wells, on average, are performing at 135% of the RSC type curve at 300 days Note: Cum Oil Type Curve is normalized to well Lateral Length Well results shown as of 11 November 2019. Ryder Scott Type Curve at 31 December 2018. Tom Justin 5H & 6H RSC119 TC

Robust 2019 Hedge Book Supports Strong Cash Flow Generation Gas Hedges(1) Oil Hedges(1) Hedging covers ~90% of remaining 2019 forecast oil sales volumes at an average ~$60 per barrel floor price(1) Gas HH/HSC Contracts Year Mcf Floor Ceiling 2019 662,000 $2.85 $3.06 2020 2,226,000 $2.67 $2.71 2021 1,290,000 $2.65 $2.65 2022 1,080,000 $2.69 $2.69 2023 240,000 $2.64 $2.64 Total 5,498,000 $2.69 $2.73 Crude WTI Contracts(2) LLS/Brent Contracts Year Bbl Floor Ceiling Bbl Floor Ceiling 2019 320,000 $61.53 $67.11 167,000 $57.53 $69.82 2020 1,686,000 $56.01 $60.34 - - - 2021 732,000 $50.37 $59.34 - - - 2022 528,000 $45.68 $60.83 - - - 2023 160,000 $40.00 $63.10 - - - Total 3,426,000 $52.98 $60.96 167,000 $57.53 $69.82 Gas Hedges(1) Oil Hedges(1) All figures representative of Sundance’s remaining hedge book through 2023 as at 5th November 2019. Hedge coverage percentage represents hedges as a percentage of the midpoint of Sundance’s public sales volumes guidance assuming a 65% oil cut for 4Q19, and does not include hedges that have already rolled off or settled in the first ten months of 2019. WTI prices as shown are inclusive of the impact from WTI-MEH basis hedges which the Company has in place. $0.00 $10.00 $20.00 $30.00 $40.00 $50.00 $60.00 $70.00 $80.00 - 1,000 2,000 3,000 4,000 5,000 6,000 7,000 8,000 9,000 2019 2020 2021 2022 2023 Bbls / day Hedged Average Ceiling Average Floor $0.00 $0.50 $1.00 $1.50 $2.00 $2.50 $3.00 $3.50 - 2,000 4,000 6,000 8,000 10,000 12,000 2019 2020 2021 2022 2023 Mcf / day Hedged Average Ceiling Average Floor

Summary Sundance Investment Highlights

High Quality Asset Base – Material Inventory With Low Full-Cycle Break Even Costs

- Over 20 years of highly attractive oil rich drilling inventory with $1,110MM[1] of 1P PV10 as at year end 2018
- Full-cycle break even costs of ~$30.00 per boe allows production and EBITDA growth under various oil price scenarios
- Highly attractive single well economics across assets at existing commodity prices

Strong Free Cash Flow Generation

- Company positioned to be self funding and cash flow neutral or positive by EOY 2019[2]

Capital Discipline – Cash Flow Neutral Development Program

- 2019 development plan driven by focus on capital discipline and operating within cash flow
- 23 wells brought online in 2018; 20 placed online to date in full year 2019[3]
- Enhanced scale facilitates unit cost improvements in capital expenditures, operating and overhead expenses

Advantaged Net Back Pricing – Firm Transport With Attractive Midstream & Pricing Economics

- Midstream contracts for assets acquired in April 2018 provide firm capacity to process and transport all products to Houston market for prevailing LLS/MEH pricing
- Brent pricing exposure via physical offtake deal for all legacy volumes

Strong Balance Sheet – Ample Liquidity & Rapid Deleveraging

- Strong liquidity position of ~$59mm[4]
- Fully funded 2019 capital program scaled to remain within cash flow
- Debt-to-Consensus 2019 EBITDAX of ~2.5x, with planned deleveraging in 2020[2] and no debt maturities until 4Q 2022

(1) As prepared by Ryder Scott at December 31, 2018 using SEC-based pricing. The Company's reserves at 31 December 2018 were announced and filed with the ASX on 11 and 15 March 2019.
(2) Per internal Company estimates as at 31 October 2019 using NYMEX strip pricing.
(3) Excludes the two well Red Ranch 18H & 19H pad included in the Dimmit divestiture.
(4) Pro Forma for $17.8mm of Dimmit proceeds received to date.

23

IFRS Earnings to Adjusted EBITDAX Reconciliation We define “Adjusted EBITDAX”, a non-IFRS measure, as earnings before interest expense, income taxes, depreciation, depletion and amortization, property impairments, gain/(loss) on sale of non-current assets, exploration expense, share based compensation and income, gains and losses on commodity hedging, net of settlements of commodity hedging and items that the Company believes affect the comparability of operating results such as items whose timing and/or amount cannot be reasonably estimated or items that are non-recurring. Management uses Adjusted EBITDAX to facilitate comparisons of its performance between periods and to the performance of its peers. This non-IFRS financial measure should not be considered as a substitute for, nor superior to, measures of financial performance prepared in accordance with IFRS. Below is a reconciliation from the net income (loss) attributable to owners of the Company to Adjusted EBITDAX: Unaudited (US$000s) 2019 2018 2019 2018 Income (loss) attributable to owners of the Company 13,374 $ (19,276) $ (14,271) $ (92,867) $ Income tax expense (benefit) 3,559 - (2,642) 7,610 Finance costs, net of amounts capitalized 8,824 7,198 25,552 17,543 Loss on debt extinguishment - - - 2,428 (Gain) loss on commodity derivative financial instruments, net (16,301) 28,608 6,756 51,788 Settlement of commodity derivatives financial instruments 2,007 (4,775) 5,590 (8,669) Loss on interest rate derivative financial instruments, net 577 (607) 4,604 (173) Depreciation and amortization 22,206 17,228 63,471 44,441 Impairment expense 1,014 1,889 10,254 23,782 Noncash share-based compensation 58 159 334 345 Transaction-related expenses included in general and administrative expenses 497 - 1,511 12,377 Gain on foreign currency derivatives - - - (6,838) Other (income) expense, net (1) 2 208 127 Adjusted EBITDAX 35,814 $ 30,426 $ 101,367 $ 51,894 $ IFRS Income (Loss) Attributable to Owners of Sundance Reconciliation to Adjusted EBITDAX Three Months Ended September 30, Nine Months Ended September 30,

For Additional Information Please Contact: United States John Roberts, VP Finance & Investor Relations jroberts@sundanceenergy.net +1 (720) 638-2400 Eric McCrady, CEO & Managing Director emccrady@sundanceenergy.net +1 (303) 543-5703 Australia Mike Hannell, Chairman + 61 8 8274 2128 or + 61 418 834 957 www.sundanceenergy.net